UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

May  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated May 13, 2004 and May 17, 2004

DESCRIPTION:

Queenstake Resources Reports First Quarter Net Loss and Results of Annual General Meeting and Changes to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

                     (Registrant)

Date  May 21,  2004

By         "Jack Engele"

                                        (Signature)

          Jack Engele, Vice President Finance

             Queenstake Resources Ltd.

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.            Name and Address of the Company

Queenstake Resources Ltd.
Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

2.            Date of Material Change

May 13, 2004 and May 17, 2004

3.            News Release

The date and place(s) of issuance of the news release are as follows:

May 13, 2004 and May 17, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.            Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company") announced its operating and financial results for the first quarter ended March 31, 2004.  The Company also announced the results of its Annual General Meeting of Shareholders held on May 12, 2004.  All dollar amounts herein are United States dollars.

5.            Full Description of Material Change

Operating and Financial Results for the Quarter Ended March 31, 2004

Unusually severe winter conditions throughout Northern Nevada negatively affected the Company's first quarter 2004 gold production, earnings and cash flow.

First quarter highlights:

  48,632 ounces of gold production from the Company's Jerritt Canyon Mine

  Revenue of $18.0 million from the sale of 45,230 ounces of gold

  Loss from operations of $4.6 million

  Net loss of $6.6 million, or $0.02 per share

  $0.9 million cash used in operations

  Cash operating costs of $388 per ounce

Operating Results

Mining at Jerritt Canyon through the first quarter averaged approximately 2,665 tons per day at an average grade of 0.244 ounces of gold per ton (opt); white ore processing averaged approximately 3,205 tons per day at an average grade of 0.209 opt. Ore processing included an average of 540 tons per day of lower grade ore, stockpiled by former owners.

Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.

Gold production during the three-month period ended March 31, 2004 had been expected to approximate 52,000 ounces. The 48,632 ounces of gold production was approximately 6.5% below expectation. The shortfall was a result of unusually wet and heavy snowfall throughout the region, which caused interruptions  in the delivery of ore from the mines to the mill and adversely affected mill throughput. Process recoveries were also affected by the metallurgical characteristics of some of the ores milled, a transient situation, and by variability in mill feed rates. The $388 per ounce cash operating costs during the first quarter is primarily a result of the lower than budgeted gold production.

Jerritt Canyon Mine Operations Data

Three months ended March 31, 2004
Gold ounces produced	48,632 45,230 $ 410 $ 388 242,498 0.244 291,832 0.209 79.7%
Gold ounces sold Average sales price per ounce Cash operating costs per ounce Ore tons mined Average grade mined (opt)[2] Tons processed Grade processed Process recovery

(1)

The Company acquired the Jerritt Canyon Mine on June 30, 2003, consequently does not have first quarter 2003 comparative data.

(2)

"opt" denotes ounces of gold per ton.

The Company plans for lower production levels during the heavy-snowfall months, typically January through March, during which time the Jerritt Canyon operations place more emphasis on underground mine development to ensure the availability of ore for processing during the drier months. Development of higher grade and less refractory ores during the first quarter of 2004 is expected to lead to expanded mine and mill production over the remaining nine months of the year, during which time gold production of 220,000 to 240,000 ounces is expected, or 270,000 to 290,000 ounces for the full year. Cash operating costs are expected to average $240 to $260 per ounce for the remaining nine months of the year, or approximately $265 to $285 per ounce for the full year.

Financial Results

The Company reported a net loss of $6.6 million ($0.02 per share) for the three months ended March 31, 2004. The principal components of this loss are a loss from operations of $4.6 million, gain on disposal of assets of $0.6 million and interest expense of $2.6 million.

First quarter revenues of $18.0 million were generated from the sale of 45,230 ounces of gold. The average price realized was $410 per ounce. Revenue is net of a $0.6 million cost of gold put options which expired during the quarter.

The Company sells its gold at the spot price and has no forward sales commitments. At March 31, 2004, the Company had 209,226 gold put options, each with a strike price of $330 per ounce and subject to a maximum settlement value of $40 per ounce. The puts were purchased as a condition of the term loan related to the Jerritt

Canyon acquisition. They expire monthly through June 2005 with a total of 153,414 puts expiring through the remaining nine months of 2004 and 55,812 puts expiring in the first six months of 2005. The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised.

First quarter operating costs of $17.85 million were consistent with expectations. However, the lower than budgeted gold production resulted in a higher per ounce operating cost. Similarly, depreciation, depletion and amortization costs of $3.6 million are consistent with expectations. Exploration expense of $0.5 million was incurred for target generation and follow-up within the Jerritt Canyon District.

Other income, net of other expense, includes a one-time gain of $0.6 million resulting from the disposition of the Company's wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico, and certain related assets. The Pangea shares and related assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003. On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. ("NPG"), 2,000,000 common shares of NPG, and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG's assets. Fair value of the consideration received in the sale of Pangea and related assets has been estimated at $8.7 million.

Interest expense of $2.6 million for the first quarter results from the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition. The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%. Interest expense includes a $2.3 million non-cash component, comprised principally of amortization of costs incurred in arranging the term loan.

Liquidity and Capital Resources

Relatively low gold production and the resulting reduced level of gold ounces sold during the quarter resulted in $0.9 million cash being used in operations. The Company believes that use of cash in the operations is unusual and unlikely to represent results for the balance of the year. The Company's cash flow from operations is influenced principally by gold production and gold prices. Future gold production is expected to be higher than production levels achieved during the three months ended March 31, 2004, resulting in improved cash flows from operations.

The Company invested $3.2 million on the Jerritt Canyon Mine during the three months ended March 31, 2004, principally in underground mine development and reserve expansion programs. The Company anticipates investing an additional approximately $15 million through the remaining nine months of 2004 on similar programs and for new mining equipment, and it plans to spend approximately $4 million on district exploration, the latter to be expensed for accounting purposes.

The March 31, 2004 balance of the Jerritt Canyon acquisition term loan is $3.6 million, down from $10 million at December 31, 2003. The entire $4.0 million cash consideration received from the completion of the sale of Pangea Resources Inc. was used to reduce the term loan, as required by the loan terms. In addition, the Company repaid $2.5 million on March 31, 2004, as scheduled.

Results of Annual General Meeting

The Company held its Annual General Meeting of Shareholders on May 12, 2004. As a result of the adoption by the shareholders of management's slate of directors, the Company' Board of Directors (the "Board") now comprises Robert Zerga, Christopher Davie, Dorian Nicol, Hugh Mogensen, Mike Smith and Peter Bojtos.  Mr. Grant Edey did not run for re-election due to his current commitments.  Mr. Mike Smith has been elected as a new board member.

At a Board meeting subsequent to the Annual General Meeting, Mr. Robert Zerga was appointed Non-Executive Chairman of the Company replacing James Mancuso who will remain on the Board which he has served since 1995.  Doris Meyer has resigned as Corporate Secretary.  Mr. Rod C. McKeen, partner of the law firm Axium Law Group and legal counsel to the Company has been appointed Corporate Secretary.

The Company also reports that items 1 -- 4 on its proxy statement have been approved by shareholders and item 5, the adoption of a shareholder rights plan has been withdrawn.  Proxy item 1 asked shareholders to approve management's slate of Directors and 100 percent of the votes cast by show of hands voted in favor of management's slate of Directors.  Proxy item 2 asked shareholder to approve its current auditors for the coming fiscal year and 100 percent of the votes cast by show of hands voted in favor of its current auditors.  Proxy item 3 asked disinterested shareholders to approve the amendment of the Company's Incentive Share Option Plan adopted May 17, 1995 to increase the number of common shares that may be reserved for issuance under the Plan from 7,600,000 common shares to 30,000,000 common shares.  Sixty-one percent of the votes cast approved the amendment.  Proxy item 4 asked disinterested shareholders to ratify and approve the grant of 1,360,000 common shares at an exercise price of $0.385 per share to certain officers and directors.  Sixty-seven percent of the votes cast approved the grant.

Proxy item 5 asked shareholders to ratify and approve the adoption of a shareholder rights plan which had been adopted by the Board and conditionally accepted by the Toronto Stock Exchange subject to shareholder ratification within six months.  Fifty-nine percent of the proxy votes were not in favor of the plan and therefore the plan was withdrawn from consideration at the meeting.  As the shareholder rights plan was not ratified by shareholders, it has been terminated.

6.            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.            Omitted Information

Not Applicable

8.            Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Jack Engele, Chief Financial Officer
Suite 405 - 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (303) 297-1557 (ext. 111)

9.            Date of Report

DATED at Denver, Colorado, this 19th day of May, 2004.

"Jack Engele" (signed)

Jack Engele, Chief Financial Officer